Rooted in Community
A Path to Prosperity

2024 ANNUAL REPORT



Uwharrie
CAPITAL CORP

making a difference®

WHAT A BANK DOES IS WHAT COUNTS, NOT WHAT IT INTENDS TO DO. SO WHAT WE DO IS

MAKE A DIFFERENCE

WE PUT COMMUNITY AHEAD OF PROFITS

WE INSPIRE CHANGE. WE MAKE OUR WORLD BETTER.

TO US, BANKING IS LIVING BY OUR VALUES. DOING THE RIGHT THING.

IT'S NOT JUST OUR SLOGAN. WE BELIEVE IT. EVERY DAY, WE'RE MAKING A DIFFERENCE.

P Partnerships with Purpose
We build lasting relationships with local leaders, nonprofits, and families
to strengthen the foundation of our communities.

R Resilient Local Economies
Through small business lending and reinvestment, we support sustainable,
homegrown economic growth.

O Opportunity for All
We work to ensure access to financial tools and education so everyone
can participate in—and benefit from—local prosperity.

S Stewardship of Resources
From responsible lending to sustainability initiatives, we use our influence
to protect and reinvest in what matters most.

P Personalized Support
We meet people where they are, providing one-on-one guidance for homeowners,
entrepreneurs, and everyday banking needs.

E Education That Empowers
We focus on long-term impact—revitalizing communities through
homeownership, food access, and infrastructure.

R Regenerative Investment
From youth financial literacy programs to retirement planning, we help
individuals make informed, confident decisions.

I Inclusive Leadership
Our local board of directors ensures decisions reflect the needs, values, and
voices of the communities we serve.

T Trust Built Over Time
Our reputation is rooted in relationships—serving generations of customers with
integrity, presence, and care.

Y Your Community, Your Bank
We are not just located in the community—we are part of it, committed to its
success today and for generations to come.

Rooted in Community - A Path to Prosperity

A legacy of connection, a future of shared prosperity

In 2024, Uwharrie Capital Corp proudly marked its 40th anniversary—a milestone made possible by the enduring trust, participation, and support of the communities we serve and the many individuals who believe in our mission. For four decades, we have remained deeply rooted in the belief that a financial institution's greatest strength lies not in its size, but in the strength of its relationships. We are profoundly grateful to our shareholders, customers, associates, and partners whose commitment has shaped our organization into a place of purpose and shared prosperity.

This year reaffirmed our belief that community banking plays a vital role in supporting both individual lives and collective futures. As a financial institution rooted in people and place, we understand that prosperity is not linear. It emerges



through connection—among neighbors, between families and businesses, and across generations.

The idea of a "legacy of connection" is more than history—it is a living tradition that guides how we serve, support, and grow with our communities. Every relationship we have built, every local business we have nurtured, every milestone we have celebrated contributes to a shared story of progress. This legacy is carried forward by the trust we have earned and the care we extend.

Looking ahead, our commitment to a "future of shared prosperity" means ensuring that growth is not only inclusive but also sustainable. It means aligning our services with the evolving needs of the people and places we serve, and ensuring that no one is left behind. Whether through access to opportunity, personalized guidance, or forward-looking financial tools, we aim to be a catalyst for long-term well-being—supporting communities where everyone has a stake, and everyone has a voice.

Our Father, God, your gifts to us are good, very good, and we pause to thank You for them. You enrich our lives by giving us challenges, adventures, opportunities to use our creativity, our minds. But, You also call us to be good managers of those gifts, to responsibly use them in the service of others. So we pray your blessings on those here assembled that what they accomplish will be pleasing in your sight.
In His Name, Amen

Organizational Prayer — April 26, 1983

Community as an Ecosystem

Interconnected Growth & Support

We view our communities as interconnected systems, where financial health, personal well-being, and local relationships all influence one another. When communities are woven together through shared values and trusted institutions, they gain the resilience to thrive in changing times. Community banks contribute to this strength by anchoring local economies, building trust, and expanding access to opportunity.

These systems include not just financial networks, but access to essential services like education, local food, and public health. By supporting local farms and wellness-focused initiatives, we recognize that physical well-being plays a critical role in overall community resilience.

Research shows that communities with high levels of trust, civic involvement, and local decision-making experience stronger long-term prosperity. These values align closely with the Uwharrie model, which integrates financial tools with relationship-building, education, and support for local leadership. In 2024, our work continued to focus on strengthening these systems—supporting small businesses, working with local educators, and deepening partnerships that reinforce community vitality from the ground up.



Associates and community members who are graduates of Pfeiffer or closely associated with the University.

Partnerships that nurture learning and leadership.





We are especially proud of our partnerships with schools, colleges, and learning institutions. We believe that access to quality education is essential to community vitality. That's why we support financial literacy programs, invest in student development initiatives, and collaborate with educators to prepare future generations for success. Whether through scholarships, classroom resources, or mentoring opportunities, we are committed to nurturing lifelong learning as a foundation for economic empowerment and civic engagement.

Leadership That Listens

Responsive, Relationship-Driven Leadership

Prosperous communities are shaped not only by capital, but by the kind of leadership that listens, adapts, and stays rooted in place. At Uwharrie, we lead by being present and engaged. We do not simply react to trends—we work in partnership with our neighbors to understand evolving needs and respond in meaningful ways.

Our leadership philosophy is guided by more than proximity—it is reinforced by local accountability. At the heart of this approach is our community-based Board of Directors. These individuals live and work in the communities we serve, bringing a deep understanding of local needs and values. Their decisions are made with the best interest of all our stakeholders in mind—customers, associates, shareholders, and neighbors alike.

By maintaining a Board that is reflective of our region, we ensure our strategies remain grounded, relevant, and responsive. This structure supports thoughtful, place-based governance and empowers us to act with both confidence and care. Each director plays an active role in shaping the future of our institution through direct engagement and thoughtful oversight. As institutions grow more complex, the value of local relationships becomes even more essential.

Our approach centers on knowing our communities well, serving with empathy, and building long-term trust. Whether assisting a business through a period of uncertainty or helping a family navigate an unexpected challenge, our decisions reflect a deep commitment to people, not just process. We see every relationship as an opportunity to strengthen the foundations of community prosperity.



Leadership grounded in presence and participation. Chief Executive Officer Roger Dick speaks with a class of high schoolers.

Board of Directors

Uwharrie Capital Corp Board of Directors

NAME	PRINCIPAL OCCUPATION
Merlin Amirtharaj	Retired; previously, Associate Vice President of the School of Business and Technology, Stanly Community College, Albemarle, NC
Aaron D. Bates	Attorney and Owner, Bates Law Firm, PLLC, Wadesboro, NC
Dean M. Bowers	Regional Sales Manager and Co-Owner, Quality Equipment, LLC, Albemarle, NC (a John Deere equipment dealership)
Vanessa O. Chambers	Community Outreach Advocate and Minister, New London, NC
Deidre B. Foster	Community and Church Leader, Charlotte, NC
Allen K. Furr	Secretary and Treasurer, PEJA, Inc., DBA East Albemarle Xpress Lube, Albemarle, NC (an automotive service business)
Cynthia B. Hanson	Owner and Operations Manager, CK Select, LLC, Concord, NC (a real estate company)
Matthew R. Hudson	General Manager and Vice President, Hudson Pool Distributors, Inc., New London, NC
Mary N. Klauder	Senior Director of Financial Planning & Analysis, Sonesta International Hotels Corporation, Newton, MA
Matthew D. McAulay	Managing Director, Ferguson Partners, Charlotte, NC (real estate executive search firm)
Wesley A. Morgan	General Manager, Rolling Hills Gin, LLC, New London, NC (a cotton ginning operation)
Chris M. Poplin	Chief Investment Officer and Chief Operating Officer, Faison Enterprises, Inc., Charlotte, NC (a private real estate investment firm)
Frank A. Rankin, III	Special Projects Manager, Concord Engineering & Surveying, Inc. (CESI), Concord, NC
Vernon A. Russell	Attorney and Owner, Vernon A. Russell, Attorney at Law, PLLC, Concord, NC
S. Todd Swaringen	Partner, Beane Swaringen & Company, PLLC, Albemarle, NC (Certified Public Accountants)

ADVISORY DIRECTORS	PRINCIPAL OCCUPATION
Roger L. Dick	President & Chief Executive Officer, Uwharrie Capital Corp, Albemarle, NC
D. Anthony Plath, Ph. D.	Retired; previously Clinical Professor of Finance at University of North Carolina at Charlotte

Prosperity as Well-Being

Financial Wellness as a Foundation for Life

True prosperity encompasses more than financial gain. It includes the peace of mind that comes from financial stability, the confidence to make informed decisions, and the ability to plan for the future with clarity. We recognize that when individuals feel financially secure, they are more likely to contribute meaningfully to their families and communities.

Financial confidence is the foundation of personal and community resilience. By teaching smart money habits early, we are investing in a future of informed and empowered leaders. In 2024, we expanded our investment in financial literacy through the launch of a digital learning app designed to teach students essential money skills—like budgeting, saving, and smart spending—through real-world simulations in a supportive environment. This interactive tool is more than a curriculum; it is a hands-on experience that builds confidence and encourages healthy financial habits from an early age. When young people gain the tools to make thoughtful decisions, they are better prepared to navigate adulthood and contribute to their community's long-term resilience.



NEW!

Uwharrie BANK | GreenLiGHT

GREENLIGHT IS NOW AVAILABLE TO UWHARRIE BANK CUSTOMERS AT NO COST!

Member FDIC

At Uwharrie, we believe the future of our communities lies in the hands of the next generation. That is why we continue to invest in youth development through educational partnerships, student work shops, and our internship program. These experiences provide early exposure to financial principles, real-world learning in community banking, and opportunities to lead through service. By helping young people build skills, confidence, and civic awareness we are not only preparing future account holders - we are empowering future leaders.

When people feel empowered in their financial decisions, they are better equipped to handle life's challenges, support their loved ones, and strengthen the social and economic fabric of their communities. That is why we continue to invest in programs that educate, equip, and uplift individuals at every stage of life.







Our associates routinely collect supplies and volunteer their time and resources to local schools and other non-profits. Each year our interns actively participate in community service projects as we try to prepare the next generation of community builders.

Investing in Regenerative Communities

Growth That Gives Back

Among the most significant investments a person can make is the purchase of a home. Homeownership builds equity, provides stability, and strengthens the social fabric of neighborhoods. As a community bank, we play a vital role in making that possible. We work closely with first-time buyers, families, and individuals to provide access to affordable, personalized mortgage solutions. Our team offers more than financing—we offer guidance, education, and a steady presence throughout the process.

Helping people achieve homeownership not only supports individual financial well-being, but also contributes to the broader regeneration of our communities. When people can live where they work and build lasting roots, they are more likely to invest their time, talents, and resources locally. That is why we view home lending not just as a service, but as a cornerstone of long-term community prosperity.

Equally important to a thriving community is the health and well-being of its people. This year, we expanded our engagement with local food providers—partnering with farmers' markets, food co-ops, and regional growers to support access to fresh, nutritious food. These partnerships help strengthen local supply chains, improve physical health outcomes, and support rural economies.



New homeowners Jose O. Lopez and Imelda Acevedo, with Realtor Larry McGuire and Manuel Ubaldo Uwharrie Bank Mortgage Loan Officer

When people have access to the resources they need to stay well, the entire community benefits—from reduced stress and healthcare costs to stronger local commerce.

Our investments are not limited to capital. They include collaboration, creativity, and care. By working closely with community leaders and entrepreneurs, we help shape solutions that reflect the unique character and needs of each place we serve. These initiatives are designed not only to strengthen economic outcomes, but to support the broader regeneration of communities—economically, socially, and environmentally. In doing so, we contribute to a kind of prosperity that is rooted, inclusive, and forward-looking.






Local food means local jobs and prosperity. This year as part of our wellness program, we initiated a program of providing associates with locally sourced food items. Through this program, we aim to foster a healthier, happier workplace while contributing to the local economy.

Farming and fresh food are part of Central North Carolina's heritage and identity. Many of our towns grew around agricultural markets, and supporting local farms honors that tradition. North Carolina's farmers and fishers are an integral part of our culture. Serving sweet potatoes from a nearby county or cheese from a local creamery at your table instills pride in place. It reminds us that we have unique flavors and talents right here in the Piedmont. Communities that rally around their local food—through farm tours, food festivals, or "eat local" challenges—often enjoy a stronger sense of belonging and regional pride.

More Than a Bank: Navigating the Future Together

A Partner in Progress

At Uwharrie, we are more than a financial intermediary—we help turn challenges into clear next steps for our customers and communities. As the world becomes more uncertain and interconnected, people are looking for more than transactions. They are looking for guidance, trust, and meaningful connection.

We embrace complexity without losing our local identity. In a world marked by rapid change and uncertainty, we navigate forward with clarity, character, and an unwavering focus on what matters most: people. At Uwharrie, we believe community is one of the greatest predictors of long-term well-being. That is why we don't see ourselves simply as financial institutions—we see ourselves as stewards of community prosperity.

As both economic and social anchors, we help strengthen the relationships that allow individuals, families, and local businesses to thrive. These connections are the foundation of resilience, especially during periods of disruption or transition. Whether guiding a customer through a financial decision or supporting a neighborhood through community reinvestment, we are present, engaged, and rooted in service.

Your investment in Uwharrie Capital Corp supports more than financial growth. Together, we are building a future grounded in trust, enriched by resilience, and driven by shared purpose. This vision is not static—it requires us to grow, listen, and adapt. That's why we continue to evolve as a



Some of our Cabarrus County associates volunteer each year packing meals for the Lifeline Christian Mission.

learning organization: open to new ideas, curious about emerging needs, and committed to staying true to the values that define us.

As we embrace new tools and technologies, we do so with intentionality—ensuring they serve people, not replace relationships. Our commitment to service, trust, and stewardship remains our guiding compass. In every challenge, we find an opportunity to reaffirm our role as a steady, responsive partner. By staying grounded in our mission and responsive to the moment, we continue to move forward—alongside our communities—toward a future of lasting, inclusive prosperity.



Our associates are always ready for a community project, helping school children learn about finance or enjoying time together out of the office for a ballgame or day in the park.

Resilience in Times of Crisis

Stability and Support in Uncertain Moments

In times of crisis, the strength of a community bank is measured not by policy—but by presence. When Hurricane Helene brought widespread disruption to our region, Uwharrie Capital Corp stepped up to coordinate immediate support. We worked quickly to gather and distribute critical supplies to affected neighborhoods—ranging from bottled water and hygiene kits to portable chargers and non-perishable food.

Our branches served as collection hubs and distribution centers, with associates volunteering their time to load trucks, sort donations, and hand out essentials. In coordination with local first responders, nonprofits, and churches, we ensured that help reached those who needed it most—fast.

Whether during economic downturns, natural disasters, or personal hardships, we stand by our customers. Our ability to respond quickly and personally to crises reinforces a sense of security and belonging within the community.

In times of need, we provide loan restructuring, emergency financial assistance, and specialized banking solutions to ensure that individuals and businesses can weather the storm and emerge stronger.



We are so proud to support associate Rodrigo Luevano who is currently on leave serving as a pilot with the United States Air National Guard.



Our associates gathered and delivered essentials to Western North Carolina in the aftermath of Hurricane Helene.

Beyond providing financial relief, we actively participate in regional emergency preparedness initiatives. By collaborating with local government agencies, nonprofits, and first responders, we ensure that the community has a reliable financial partner ready to step in when adversity strikes. Our mobile banking solutions and quick-response financial assistance programs provide critical services when they are needed most, helping families and businesses regain stability as quickly as possible. Whether it is coordinating disaster relief donations, offering loan deferment programs, or participating in rebuilding efforts, our bank is a pillar of resilience in challenging times. We believe that financial institutions should not only be present in times of prosperity but also stand as unwavering supporters when the community faces hardship.

Stewardship & Shared Prosperity

A Legacy of Service, A Future of Belonging

Community prosperity is not just something we support—it's something we build, side by side. At its heart, community banking is about stewardship—of relationships, resources, and responsibility. If research has shown us anything, it is that the strength of a community is deeply tied to how connected its people feel, and how supported they are by the institutions that serve them.

At Uwharrie, we are proud to serve not just as financial partners, but also as anchors of community prosperity. Through trust, service, and a shared sense of purpose, we are helping to build a future where individuals thrive, families remain resilient, and local economies stay vibrant and inclusive.

Our role extends beyond transactions. We walk alongside our communities in times of growth and in times of need—celebrating milestones, supporting transitions, and standing ready during moments of uncertainty. This is what it means to be a steward of shared prosperity: to invest deeply in people, in place, and in potential.

Your continued investment in Uwharrie Capital Corp strengthens this vision. Together, we are creating a legacy of prosperity—one rooted in connection, enriched by care, and designed to last for generations.



Associates support our Denim Difference every Friday of the year.





Uwharrie Bank is often present on the field or court with associates coaching and team sponsorships.















Uwharrie
Uwharrie
BANK

Uwharrie
BANKING | INVESTMENTS | MORTGAGE
Thank you for 40 years!
1984-2024

Uwharrie
BANKING | INVESTMENTS | MORTGAGE
Thank you for 40 years!
BANK

Uwharrie
BANKING | INVESTMENTS | MORTGAGE
Thank you for 40 years!

Uwharrie

BANKING | INVESTMENTS | MORTGAGE

Thank you for 40 years!

1984-2024

Uwharrie
BANKING | INVESTMENTS | MORTGAGE
Thank you for 40 years!

making a difference
Uwharrie
Uwharrie
BANK

Associates celebrated with customers as a thank you for 40 years with our popcorn machine at our different offices.

By the Numbers

Financial

$1.13 Billion
Total Assets

$9.9 Million
Net Income

0.88%
Return on Assets

18.67%
Return on Equity

7.01%
Annual return to Shareholders
since inception

Relationships

21,952
Households served

314
New home purchases

54
New home refinances

48
States and D.C. where customers
reside

$342 Million
Wealth management assets under
advisement

Giving

220
Civic and non-profits supported

$721,000
Contributed to help people
and communities

$8.3 Million
Total communities giving since
inception

$61,000
Donated to United Way campaign

Human Resources

$21 Million
Compensation plus benefits

193
Associates

64%
Wellness Program participation

4,000
Training hours of associates

$111,820
Denim Difference Donations since
2014

Making a Difference

All relationships begin with the Uwharrie promise of Making a Difference. We embrace and consistently fulfill this commitment to four pillars — customers, associates, communities and shareholders.



CUSTOMERS

Uwharrie Capital Corp's commitment to putting the customer first is unwavering. Our Companies' combined strength allows us to offer a wide array of products and services, and our community focus enables us to provide quick decisions, flexibility and enhanced personal attention in all the markets we serve.



COMMUNITIES

Being a community financial services organization means being a good corporate neighbor—partnering for purpose and progress. Working with customers and associates in support of communities by providing support financially and with service hours, we strive to contribute as active community leaders. We do not define our communities by geography but rather by people with a shared belief system.



ASSOCIATES

We recruit and retain the best and brightest associates and they are one of our most valuable resources. Relationships are not just about the numbers and service is a way-of-life attitude our people bring into the office every day and take home with them each night.



SHAREHOLDERS

By exceeding the needs of customers through the efforts of talented associates and strengthened communities, shareholders are rewarded with the sustained financial results and profitability they expect from Uwharrie Capital Corp.

To achieve a vision of service excellence, Uwharrie works tirelessly to fulfill promises made to the Pillars of your organization.



From our foundation, we have operated Uwharrie consistently with the high ideals of serving and educating our community, providing for its financial service needs and doing so with an understanding of our responsibilities to our shareholders and the regulatory agencies. As the F.A.C.E.S. of our community, associates and shareholders of Uwharrie Capital Corp pledge to serve as passionate advocates for our Vision and Mission.

(F) Fiscal responsibility

We will always strive to achieve a balanced approach to meeting the needs of our stakeholders. We will be responsible stewards of our shareholders' money.

(A) Accountable to the people

We will strive to fulfill our unique mission as a financial services provider. We will maintain a broad shareholder base and be guided by a Board of Directors which represents the various interests and financial needs for the communities we serve.

(C) Customer service

We will provide our customers exceptional service, competitive rates, money management, professional assistance and technology to help meet their diverse financial needs.

(E) Economic education

We will contribute to the financial literacy and/or economic benefit of our community.

(S) Social awareness

We will incorporate social responsibility and community altruism in our investment decisions.

Uwharrie Capital Corp remains strong and focused on improving economic opportunities for our customers and our communities. We hold a special mission that does not define us as just a bank, but as an economic engine providing both capital and intellect for facing and building a sustainable economic future for the communities we serve.

Locations

ALBEMARLE MAIN

167 North 2nd Street
Albemarle, NC 28001

ALBEMARLE EAST

800 NC 24-27 Hwy
Albemarle, NC 28001

VILLAGE OFFICE

710 North 1st Street
Albemarle, NC 28001

UWHARRIE INVESTMENT ADVISORS

132 North 1st Street
Albemarle, NC 28001

INVESTOR RELATIONS

132 North 1st Street
Albemarle, NC 28001

HUMAN RESOURCES

132 North 1st Street
Albemarle, NC 28001

UWHARRIE INVESTMENT ADVISORS

Triad Regional Office
222 Sunset Avenue
Suite 107
Asheboro, NC 27203

UWHARRIE BANK MORTGAGE

141 Providence Road
Charlotte, NC 28207

REA ROAD AT STONECREST

5231 Piper Station Drive
Suite 100
Charlotte, NC 28277

CONCORD OFFICE

25 Palaside Dr, NE
Concord, NC 28025

CHURCH STREET OFFICE

700 Church St. North
Concord, NC 28025

WEST STANLY OFFICE

416 West Main Street
Locust, NC 28097

MT. PLEASANT OFFICE

1490 South Main Street
Mt. Pleasant, NC 28124

NORWOOD OFFICE

107 South Main Street
Norwood, NC 28128

OAKBORO OFFICE

224 N. Main Street,
Oakboro, NC 28129

WADESBORO OFFICE

211 South Greene St.
Wadesboro, NC 28170

ANNUAL REPORT:

It is the philosophy of Uwharrie Capital Corp to promote a strong, local shareholder base. While bid and ask prices for the Company's common stock are quoted on the OTCQX, under the symbol UWHR, trading is sporadic with most trades taking place in privately negotiated transactions. Management makes every reasonable effort to match willing buyers with willing sellers as they become known for the purpose of private negotiations for the purchase and sale of the Company's common stock.

Shareholders needing information about purchasing or selling stock should contact Tamara M. Singletary, Executive Vice President and Corporate Secretary, Uwharrie Capital Corp, 132 North First Street, Post Office Box 338, Albemarle, NC 28002-0338. Telephone: 704.982.4415
Email address: tsingletary@uwharrie.com

Securities, are not FDIC insured, are not guaranteed by an financial institution and may involve investment risk and/or loss or principal.

FORWARD–LOOKING STATEMENTS:

This Annual Report may contain, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements regarding certain of the Company's goals and expectations with respect to earnings, income per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (ii) statements preceded by, followed by or that include the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "projects," "outlook," or similar expressions. These statements are based upon and the current belief and expectations of the Company's management and are subject to significant risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company's control).



At Uwharrie, we are creating:

Opportunity | Security | Relationships | Strength | Generosity | Growth

Uwharrie Capital Corp[1] | Uwharrie Investment Advisors[1, 2]

Uwharrie Bank Mortgage[3] | Uwharrie Bank[1]

Uwharrie

CAPITAL CORP

making a difference®

132 N. First Street | Albemarle, North Carolina

uwharrie.com

[1] Securities are not FDIC insured, are not guaranteed by any financial institution and may involve investment risk and/or loss of principal. Risks will vary depending on investments made by the client. A Uwharrie Investment Advisors, Inc. representative will review these risks with the client prior to investing. Past performance is not a guarantee of future results. Retail brokerage and insurance products are offered through Private Client Services, LLC., 2225 Lexington Rd, Louisville, KY 40206, phone: 502-451-0600, Member FINRA and SIPC under the marketing name of Uwharrie Investment Group. Private Client Services, LLC, and Uwharrie Capital Corp, along with its affiliates and/or subsidiaries, are separate, distinct and unaffiliated entities.

[2] Uwharrie Investment Advisors, Inc. is an investment advisor. Uwharrie Investment Advisors, Inc. is a subsidiary of Uwharrie Capital Corp and an affiliate of Uwharrie Bank.

[3] MEMBER FDIC | EQUAL HOUSING LENDER